DAVID LERNER
ASSOCIATES, INC.
INVESTMENT SECURITIES

VIA EDGAR AND OVERNIGHT COURIER

May 15, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4720
Attention: Mr. Jerard Gibson

Re:	Energy Resources 12, LP
Registration Statement on Form S-1
File No. 333-216891

Dear Mr. Gibson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Energy Resources 12, LP (the “Company”) in requesting that the effective date of the above-referenced registration statement be accelerated to Wednesday, May 17, 2017, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

This is to further advise you that we, as the exclusive Dealer Manager for this issuance, have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

David Lerner Associates, Inc.

By:   /s/ John Dempsey
John Dempsey, President

Corporate Headquarters: 477 Jericho Turnpike, P.O. Box 9006, Syosset, NY 11791-9006 ● 516-921-4200
1-800-367-3000 ● www.davidlerner.com
Member FINRA & SIPC